Exhibit

Exhibit Description

99.1	Announcement on 2010/07/26: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2010/07/27: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2010/07/29: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2010/07/30: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2010/08/03: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2010/08/03: To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

99.7	Announcement on 2010/08/04: UMC announced its unconsolidated operating results for the second quarter of 2010

99.8	Announcement on 2010/08/05: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2010/08/09: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

99.10	Announcement on 2010/08/09: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2010/08/09: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2010/08/11: Represent subsidiary (TSI) to announce related materials of acquiring fixed assets

99.13	Announcement on 2010/08/11: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2010/08/16: Mainland Chinese company investment announcement on behalf of subsidiary, TLC Capital Co., LTD.

99.15	Announcement on 2010/08/16: To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

99.16	Announcement on 2010/08/18: To announce related materials on acquisition of machinery and equipment

99.17	Announcement on 2010/08/19: To announce related materials on acquisition of machinery and equipment

99.18	Announcement on 2010/08/23: Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of TOPCELL SOLAR INTERNATIONAL CO. LTD. Common shares

99.19	Announcement on 2010/08/23: Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of WaveTek Corp. Common shares

99.20	Announcement on 2010/08/23: Represent subsidiary Fortune Venture Capital Corp. to announce related materials on investment of private placement

99.21	Announcement on 2010/08/25: Major Resolution from Board Meeting

99.22	Announcement on 2010/08/09: July Revenue

99.23	Announcement on 2010/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/07/22~2010/07/26
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 675,618,500NTD; total transaction price:$ 675,618,500NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/07/26~2010/07/27
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 653,055,200NTD; total transaction price:$ 653,055,200NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/07/28~2010/07/29
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 567,188,000NTD; total transaction price:$ 567,188,000NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/06/30~2010/07/30
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 534,316,955NTD; total transaction price:$ 534,316,955NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL .; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.Date of the occurrence of the event: 2010/07/31~2010/08/03

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $ 526,567,000NTD; total transaction price:$ 526,567,000NTD

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.Name of the professional appraisal institution and its appraisal amount: Not applicable

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.Is the appraisal report price a limited price or specific price?: Not applicable

13.Has an appraisal report not yet been obtained?: Not applicable

14.Reason an appraisal report has not yet been obtained: Not applicable

15.Broker and broker’s fee: Not applicable

16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.Do the directors have any objection to the present transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

1.Name of the securities:Common shares of MEGA FINANCIAL HOLDING CO., LTD.

2.Trading date:2010/07/20~2010/08/03

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:16,739,775 shares; average unit price: $19.30 NTD; total amount: $323,035,875 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):$131,365,451 NTD

5.Relationship with the underlying company of the trade: none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):cumulative volume: 59,937,035 shares; amount: 686,279,051 NTD; percentage of holdings: 0.54%;status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:r atio of total assets: 22.49%ratio of shareholder’s equity: 26.70%;the operational capital as shown in the most recent financial statement:$49,599,324 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified: none

Exhibit 99.7

UMC announced its unconsolidated operating results for the second quarter of 2010

1.Date of the investor/press conference:2010/08/04
2.Location of the investor/press conference: 2nd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei
3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC”or The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the second quarter of 2010. Revenue increased 11.3% quarter-over-quarter to NT$29.75 billion, from NT$26.72 billion in 1Q10, and increased 31.5% year-over-year, from NT$22.63 billion in 2Q09. Gross margin was 29.6%, operating margin was 18.3%, net income was NT$5.27 billion, and earnings per ordinary share were NT$0.42. Dr. Shih-Wei Sun, CEO of UMC, said, “Capacity utilization for the second quarter of 2010 was full, with shipments growing to a record 1,156 thousand 8-inch equivalent wafers. Revenue this quarter exceeded expectations, due to UMC’s accelerated ramp-up of advanced process capacity and optimization of product mix. Revenue contribution from 65nm and below products grew more than 50% compared to the previous quarter, with 40nm output reaching 3% of revenue. As such, UMC achieved a 5-year high in operating income and an annualized ROE of more than 10% this quarter. Demand is expected to remain robust for advanced processes, driven by new applications and technology migration. Therefore, we are optimistic about third-quarter growth, anticipate rising revenues and profit, and maintain a healthy outlook for mid to long-term demand.” Dr. Sun continued, “UMC’s successful efforts to customize advanced technology development and optimize product mix have led to an expanded customer base, increased sales, and greater profit capability. To continue boosting competitiveness and pursuing steady growth, UMC plans its capital expenditures based on careful assessments of mid to long-term demand and capacity expansion risks, according to our “customer-driven” perspective, so as to capture the robust growth momentum in addressable foundry markets. UMC plans to raise this year’s capital expenditures to US$1.8 billion to satisfy customer demand for advanced technology and capacity.” Dr. Sun emphasized, “This invested CAPEX is being used to expand advanced capacity. Currently, advanced process equipment procurement and installation are proceeding smoothly. Singapore’s Fab12i has been accelerating its 65/55nm capacity expansion to better serve our foundry customers this year. Fab 12A’s Phase 3 cleanroom, already completed in July ahead of schedule and moving forward briskly with equipment installation, is expected to start production by year-end and increase 40nm production output at an accelerated pace next year. This expansion will gradually build up economy of scale and usher in a new wave of growth, producing a win-win situation with customers and boosting shareholders’ return on equity.”3Q10 Guidance and Outlook: Wafer shipment growth in the low to mid single-digit percentage range. Capacity utilization will remain full. Gross margin in the low-30% range.
4.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/07/21~2010/08/05
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 987,505,600NTD; total transaction price:$ 987,505,600NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.9

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland
Chinese company

1.Date of occurrence of the event:2010/08/09
2.Method of the present increase (decrease) in investment: invest mainland Chinese company Beauty Essentials International Ltd(Shanghai) through Beauty Essentials International Ltd(Samoa)
3.Transaction volume, price per unit, and total monetary amount of the transaction: total amount USD$139,860
4.Company name of the invested mainland Chinese company: Beauty Essentials International Ltd(Shanghai)
5.Paid-in capital of said invested mainland Chinese company:0
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD 1,000,000
7.Main business items of said invested mainland Chinese company: Cosmetics import and export, wholesale, and retail.
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
11.Amount of actual investment to date in said invested mainland Chinese company: 0
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; Follow the contract
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Decided by the Board of Beauty Essentials International Ltd(BVI)
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$20,239,643
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 13.60%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:8.84%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:8.88%
25.Total amount of actual investment in the mainland China area to date:USD$7,088,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:4.76%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.10%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 3.11%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2008: -USD77,473 Year 2009: USD83,108
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2009/08/22~2010/08/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $517,403,080 NTD; total transaction price:$517,403,080 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): J.E.T. CO., LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/07/25~2010/08/09
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $553,618,500 NTD; total transaction price:$ 553,618,500 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee :Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.12

Represent subsidiary (TSI) to announce related materials of acquiring fixed assets

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Construction project of factory buildings. (No.1560, Sec. 1, Zhongshan Rd., Guanyin Township, Taoyuan County 328, Taiwan (R.O.C.)
2.Date of the occurrence of the event:2010/08/11
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total amount of construction project:$619,185,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): L & K ENGINEERING CO., LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable.
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable.
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable.
8.Terms of delivery or payment (including payment period and monetary amount): Base on contract payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Follow by the company’s limited authority of decision-making and related management methods.
10.Name of the professional appraisal institution and its appraisal amount: Not applicable.
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable.
12.Is the appraisal report price a limited price or specific price?: Not applicable.

13.Has an appraisal report not yet been obtained?:Not applicable.

14.Reason an appraisal report has not yet been obtained:Not applicable.

15.Broker and broker’s fee:Not applicable.
16. Concrete purpose or use of the acquisition or disposition: For production.
17. Do the directors have any objection to the present transaction?:No
18. Any other matters that need to be specified:None

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/08/04~2010/08/11
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$ 640,648,000 NTD; total transaction price:$ 640,648,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.14

Mainland Chinese company investment announcement on behalf of subsidiary, TLC Capital Co., LTD.

1.Date of occurrence of the event:2010/08/16
2.Method of the present increase (decrease) in investment: Signing of investment agreement for the investment in mainland Chinese company Chu Dong Multimedia Technology (Shanghai) Co., Ltd., Jiaoyue Software (Shanghai) Co., Ltd., Touch Equipment Leasing (Shanghai) Co., Ltd., and Chu Dong Multimedia Software (Shanghai) Co., Ltd. through Touch Media International Holdings (Cayman)
3.Transaction volume, price per unit, and total monetary amount of the transaction: Total amount USD$611,244
4.Company name of the invested mainland Chinese company: Chu Dong Multimedia Technology (Shanghai) Co., Ltd., Jiaoyue Software (Shanghai) Co., Ltd., Touch Equipment Leasing (Shanghai) Co., Ltd., and Chu Dong Multimedia Software (Shanghai) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company: US$6,000,000 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd., US$1,500,000 for Jiaoyue Software (Shanghai) Co., Ltd., US$5,000,000 for Touch Equipment Leasing (Shanghai) Co., Ltd., and US$100,000 for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
6.Amount of new capital increment currently planned by said invested mainland Chinese company: NA
7.Main business items of said invested mainland Chinese company:Multimedia technology development, Computer software development, Computer and peripheral equipment leasing, and Multimedia technology development for the 4 aforementioned companies respectively
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$25,447,858.73 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd., RMB$10,285,557.65 for Jiaoyur Software (Shanghai) Co., Ltd., RMB$54,770,449.31 for Touch Equipment Leasing (Shanghai) Co.,and RMB$683,570 for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$-13,520,368.05 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd., RMB$-371,237.93 for Jiaoyur Software (Shanghai) Co., Ltd., NA for Touch Equipment Leasing (Shanghai) Co., and NA for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
11.Amount of actual investment to date in said invested mainland Chinese company: US$0 for Chu Dong Multimedia Technology (Shanghai) Co., Ltd., US$1,000,000 for Jiaoyue Software (Shanghai) Co., Ltd., US$4,052,930 for Touch Equipment Leasing (Shanghai) Co., Ltd., and US$10,590 for Chu Dong Multimedia Software (Shanghai) Co., Ltd.
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: According to the contract;
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by TLC Capital Co. Ltd. and the investee company; Chairman and President’s Office
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: Investment Commission to date: USD$20,850,887
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 14.01%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:9.11%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:9.14%
25.Total amount of actual investment in the mainland China area to date:USD$7,088,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:4.76%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.10%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:3.11%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2008: -USD77,473 Year 2009: USD83,108
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified:None

Exhibit 99.15

To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

1.Name of the securities:Common shares of MEGA FINANCIAL HOLDING CO., LTD.
2.Trading date:2010/08/04~2010/08/16
3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:16,069,000 shares;average unit price: $19.78 NTD; total amount: $317,801,650 NTD
4.Gain (or loss) (not applicable in case of acquisition of securities): $133,811,600 NTD
5.Relationship with the underlying company of the trade: none.
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 43,868,035 shares;amount: 502,289,001 NTD; percentage of holdings: 0.40%; status of restriction of rights:no
7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 22.38% ratio of shareholder’s equity: 26.57%; the operational capital as shown in the most recent financial statement: $49,599,324 thousand NTD
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?: none
10.Any other matters that need to be specified: none

Exhibit 99.16

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/08/11~2010/08/18
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$ 513,301,300 NTD; total transaction price:$ 513,301,300 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.17

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event: 2010/04/12~2010/08/19
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price: $ 556,146,500 NTD; total transaction price:$ 556,146,500 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NISSIN ION EQUIPMENT CO., LTD.; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.18

Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of
TOPCELL SOLAR INTERNATIONAL CO. LTD. Common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of TOPCELL SOLAR INTERNATIONAL CO. LTD.
2.Date of occurrence of the event:2010/08/23
3.Volume, unit price, and total monetary amount of the transaction: (1)trading volume: Not exceeding 24,000,000 shares; unit price:$15 NTD; total amount: Not exceeding $360,000,000 NTD;
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOPCELL SOLAR INTERNATIONAL CO. LTD.; The company’s subsidiary
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: The Chairman & President Office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: Not exceeding 72,000,000 shares; amount: Not exceeding $840,000,000 NTD; percentage of holdings: Not exceeding 60%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 57.49% ratio of shareholder’s equity: 57.52% the operational capital as shown in the most recent financial statement: $1,574,515 thousand NTD
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition: Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: (1) the most recent financial statement:20010/06 per book (2) ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD360,000,000.

Exhibit 99.19

Represent subsidiary UMC New Business Investment Corporation to announce the acquisition of
WaveTek Corp. Common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of WaveTek Corp.
2.Date of occurrence of the event:2010/08/23
3.Volume, unit price, and total monetary amount of the transaction: (1)trading volume: Not exceeding 48,000,000 shares; unit price:$10 NTD; total amount: Not exceeding $480,000,000 NTD;
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): WaveTek Corp.; None
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Wire transfer
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: The Chairman & President Office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: Not exceeding 48,000,000 shares; amount: Not exceeding $480,000,000 NTD; percentage of holdings: Not exceeding 100%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 61.69% ratio of shareholder’s equity: 61.71% the operational capital as shown in the most recent financial statement: $1,574,515 thousand NTD
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition: Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: (1) the most recent financial statement:20010/06 per book (2) ratio of total assets and ratio of shareholder’s equity are estimated by the upper limitation of transaction amount NTD480,000,000.

Exhibit 99.20

Represent subsidiary Fortune Venture Capital Corp. to announce related materials on investment of private placement

1.Name and nature of the subject matter (if preferred shares,the terms and conditions of issuance shall also be indicated,e.g.dividend yield): CRYSTALWISE TECHNOLOGY INC. private equity
2.Date of occurrence of the event:2010/08/23
3.Volume, unit price, and total monetary amount of the transaction: 2,500,000 shares; unit price: NTD27; amount: NTD67,500,000
4.Counterpart to the trade and its relationship to the Company(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): CRYSTALWISE TECHNOLOGY INC.; none
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: NA
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights;if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):NA
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):NA
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment NTD67,500,000;None;None
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: private equity capital increase in cash, new shares issuance; base on the private equity capital increase price; Chairman office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 3,589,920 shares; NTD 87,500,000 ; 5.75% ; None
12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Total asset: 1.24%; shareholder’s equity: 1.24%; operating capital: NTD 514,537 thousand
13.Concrete purpose or use of the acquisition or disposition: Long-term investment
14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes
15.Net worth per share of company underlying securities acquired or disposed of: NTD16.78
16.Do the directors have any objection to the present transaction?:No

Exhibit 99.21

Major Resolution from Board Meeting

1.Date of occurrence of the event:2010/08/25
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:The company today held a Board Meeting and major resolution is:(1)To approve the additional capex for 2010 capex plan, the total annual amount will be adjusted to US$18.19bn on cash-out basis. The capex budget will be mostly for leading-edge capacity, which will satisfy customers’ needs on leading-edge technology and capacity. The actual capex amount might be adjusted based on market conditions.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.22

United Microelectronics Corporation
August 9, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
July	Invoice amount	7,809,262	7,005,732	803,530	11.47%
2010	Invoice amount	49,135,199	33,438,045	15,697,154	46.94%
July	Net sales	10,821,572	8,810,063	2,011,509	22.83%
2010	Net sales	67,281,881	42,275,935	25,005,946	59.15%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	7,722,220	—
Fair Value	27,907	0
Net Profit from Fair Value	(47,459)	(88,410)
Written-off Trading Contracts	43,754,030	15,000,000
Realized profit (loss)	37,147	88,612

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	36,267
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.23

United Microelectronics Corporation
For the month of July, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June30, 2010	Number of shares held as of July 31, 2010	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	June30, 2010	July 31, 2010	Changes
N/A